Exhibit I

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY CORPORATION PRICES OFFERING
OF $450 MILLION OF SENIOR UNSECURED NOTES DUE 2020
Hamilton, Bermuda, January 15, 2010 — Teekay Corporation (“Teekay”) (NYSE: TK) announced today that it has priced its public offering of senior unsecured notes due 2020 (“Notes”), which will bear interest at a rate of 8.5% per year. The Notes are being sold to the public at a price equal to 99.181% of par, plus accrued interest, if any, from January 27, 2010. The Notes offering is expected to close on January 27, 2010, subject to customary closing conditions. The aggregate principal amount of the Notes was increased from $300 million to $450 million.
Teekay intends to use (a) approximately $190 million of the offering proceeds to repurchase its outstanding 8.875% Senior Notes due 2011 pursuant to a previously announced cash tender offer and consent solicitation (the “Tender Offer”) it commenced on January 12, 2010 for all of such notes and (b) the remainder to repay amounts outstanding under a term loan and a portion of outstanding debt under one of its revolving credit facilities. The Tender Offer is being made on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated January 12, 2010 and related Letter of Transmittal. As of December 31, 2009, $176.6 million aggregate principal amount of the 2011 Notes was outstanding.
The joint book running managers for the Notes offering are J.P. Morgan, Citi and Deutsche Bank Securities. The co-managers for the Notes Offering are BNP PARIBAS, DnB NOR Markets, ING Wholesale and Scotia Capital.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The offering is being made pursuant to an effective registration statement. The offering may be made only by means of a prospectus. Copies of the prospectus related to the Notes offering may be obtained from J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11425, Attention: Prospectus Library (Tel: 718-242-8002 or 866-430-0686); Citi, Attn: Prospectus Dept., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220, Tel: (800) 831-9146; or Deutsche Bank Securities Inc., 100 Plaza One, Jersey City, NJ 07311, Attention: Prospectus Department, Telephone: (800) 503-4611.
About Teekay
Teekay Corporation transports approximately 10% of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK). With a fleet of 158 vessels, offices in 16 countries and approximately 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream processing operations.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK.”
The statements in this news release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
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